November 2007

Pricing Sheet dated November 23, 2007 relating to
Amendment No. 1 dated November 14, 2007 to
Preliminary Terms No. 433 dated November 13, 2007 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Currencies
RevConsSM
Three RevConsSM Each Based on a Different Common Stock Due February 28, 2008
Reverse Convertible Securities
This pricing sheet offers three separate RevCons, each relating to the common stock of a different underlying company.
PRICING TERMS FOR ALL REVCONS – NOVEMBER 23, 2007
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Coupon:	Payable monthly at the specified interest rate beginning December 28, 2007
Pricing date:	November 23, 2007
Original issue date:	November 28, 2007
Listing:	The RevCons will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
SPECIFIC TERMS FOR EACH REVCONS
Underlying stock:	Cisco Systems, Inc.(“CSCO”)	Costco Wholesale Corporation (“COST”)	The Goldman Sachs Group, Inc. (“GS”)
Maturity date:	February 28, 2008	February 28, 2008	February 28, 2008
Interest rate:	12% per annum	12.5% per annum	23% per annum
Trigger level:	80%	80%	80%
Determination date:	February 25, 2008	February 25, 2008	February 25, 2008
CUSIP:	617446Y45	617446Y37	617446Y52
Initial share price:	$28.69	$66.97	$216.48
Trigger price:	$22.952	$53.576	$173.184
Exchange ratio:	34.85535	14.93206	4.61936
Aggregate principal amount:	$3,550,000	$1,530,000	$5,900,000
	Per CSCO RevCons	Total	Per COST RevCons	Total	Per GS RevCons	Total
Price to public	$1,000	$3,550,000	$1,000	$1,530,000	$1,000	$5,900,000
Agent’s commissions(1)	$7.50	$26,625.00	$7.50	$11,475	$7.50	$44,250
Proceeds to company	$992.50	$3,523,375	$992.50	$1,518,525	$992.50	$5,855,750
(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for reverse convertible securities (“RevCons”).

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 1 to Preliminary Terms No. 433 dated November 14, 2007
Prospectus Supplement for RevCons dated March 2, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.